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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  ------------

                                    FORM 6-K
                            Report of Foreign issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934
                                   -----------

                         For the Month of December 2003
                                  News Release
                                  ------------

                         (Commission File. No 0-20390).
                                   -----------

                            ID BIOMEDICAL CORPORATION
                            -------------------------
                  (Translation of registrant's name in English)

              1510 - 800 West Pender Street, Vancouver, BC V6C 2V6
              ----------------------------------------------------
              (Address of principal executive offices and zip code)

        Registrant's Telephone Number, including area code: 604-431-9314
                                                            ------------

Indicate by check mark whether the registrant files or will file annual reports
under cover Form 20-F or Form 40-F:         Form 20-F       40-F   x
                                                      -----      -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
                                                  Yes:       No:   x
                                                      -----      -----


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                                                           1510-800 West Pender
 [LOGO]                                             Vancouver, British Columbia
                                                                CANADA, V6C 2V6


                                  NEWS RELEASE

FOR IMMEDIATE RELEASE
---------------------
TRADING SYMBOLS - NASDAQ - "IDBE", TSX - "IDB"
---------------

Contacts:         ID Biomedical Corporation
                  Dean Linden
                  Manager, Corporate Communications
                  (604) 431-9314
                  www.idbiomedical.com


For Immediate Release


               ID BIOMEDICAL REPORTS POSITIVE LABORATORY CONFIRMED
                  INFLUENZA RESULTS FROM FLUINSURE(TM) VACCINE

VANCOUVER, BC - DECEMBER 5, 2003 - ID Biomedical announced today that analysis of laboratory data from the Company's most recent influenza human challenge study of its non-live, intranasal FluINsure(TM) vaccine confirmed the efficacy of both the one- and two- dose vaccine regimens.


The trial was a human influenza challenge study that compared subjects who had received placebo with subjects who had received one-and two-dose vaccine regimens. In the clinical trial, volunteers were selected for low pre-existing antibody titers to the challenge virus (A/Panama/2007/99), then assigned in a randomized and blinded manner to receive placebo (N=24), a single intranasal dose of FluINsure(TM) of 30 ug (N=19), two intranasal doses of 30 ug (N=16), or a new regimen consisting of two intranasal doses of 15 ug (N=19). Approximately one month after the vaccine regimen was completed; volunteers were challenged intranasally with the same dose of A/Panama/2007/99 virus used in the prior study. Study doctors then monitored subjects for seven days for fever, upper respiratory symptoms, cough or abnormal physical signs in their chest exam, and systemic symptoms such as weakness, fatigue, muscle aches, and headache. Those with febrile illness (i.e. fever) plus one other flu-like symptom were defined as having clinical influenza-like illness. These subjects then had the diagnosis of influenza confirmed by one of several laboratory tests for the presence of influenza virus infection.


All of the placebo subjects that were determined to have clinical influenza-like illness had laboratory confirmation of influenza infection, whereas18 of 19 one-dose recipients (94%), and 100% of two-dose recipients at both dose levels, were free of laboratory-

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confirmed influenza. In comparison with placebo recipients, these results represent 75% efficacy in the one-dose recipients and 100% efficacy in two-dose recipients. The one- and two-dose treatment groups did not significantly differ from one another; but the comparison of all vaccine-treated subjects with placebo demonstrated a clear protective effect of FluINsure(TM) (91% overall efficacy p = 0.018, Fisher's exact test).


"As we previously reported, and now confirmed through laboratory confirmation of influenza infection, all of the active vaccine regimens had a clear impact on influenza illness in this challenge study," said Dr. Louis Fries, M.D., ID Biomedical's Vice President of Clinical and Regulatory Affairs.


ID Biomedical also announced that FluINsure is currently in a field trial that will assess both one- and two-dose regimens, in 28 sites across Canada. This study, with a designed target sample size of 1,320 adults between 18 and 64 years of age, completed enrollment of 1,345 subjects on November 20, 2003. All subjects have had their intranasal vaccinations. Initial results from this study are expected in Q2 2004.


ABOUT ID BIOMEDICAL

ID Biomedical is a biotechnology company focused on the development of proprietary subunit vaccine products, including those based on its Proteosome(TM) platform intranasal adjuvant/delivery technology.

ID Biomedical is developing non-live subunit vaccines for the prevention of a number of different diseases, as well as vaccines against biological warfare agents. The Company's lead products in clinical development are the FluINsure(TM) intranasal influenza (flu) vaccine and the StreptAvax(TM) group A streptococcal vaccine. Additionally, the Company has several vaccines in preclinical development.

THE FOREGOING INFORMATION CONTAINS SO-CALLED FORWARD-LOOKING STATEMENTS. THESE INCLUDE STATEMENTS ABOUT ID BIOMEDICAL'S EXPECTATIONS, BELIEFS, INTENTIONS OR STRATEGIES FOR THE FUTURE, WHICH IT INDICATES BY WORDS OR PHRASES SUCH AS "ANTICIPATE", "EXPECT", "INTEND", "PLAN", "WILL", "WE BELIEVE", "ID BIOMEDICAL BELIEVES", "MANAGEMENT BELIEVES" AND SIMILAR LANGUAGE. ALL FORWARD-LOOKING STATEMENTS ARE BASED ON ID BIOMEDICAL'S CURRENT EXPECTATIONS AND ARE SUBJECT TO RISKS UNCERTAINTIES AND TO ASSUMPTIONS MADE. IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS INCLUDE: (I) THE ABILITY TO SUCCESSFULLY COMPLETE PRECLINICAL AND CLINICAL DEVELOPMENT OF ITS PRODUCTS; II) THE ABILITY TO OBTAIN AND ENFORCE TIMELY PATENT AND INTELLECTUAL PROPERTY PROTECTION FOR ITS TECHNOLOGY AND PRODUCTS; III) THE ABILITY TO AVOID, EITHER BY PRODUCT DESIGN, LICENSING ARRANGEMENT OR OTHERWISE, INFRINGEMENT OF THIRD PARTIES' INTELLECTUAL PROPERTY; IV) DECISIONS, AND THE TIMING OF DECISIONS, MADE BY THE HEALTH REGULATORY AGENCIES REGARDING APPROVAL OF ITS PRODUCTS FOR HUMAN TESTING; V) THE ABILITY TO COMPLETE AND MAINTAIN CORPORATE ALLIANCES RELATING TO THE DEVELOPMENT AND COMMERCIALIZATION OF ITS TECHNOLOGY AND PRODUCTS; VI) MARKET ACCEPTANCE OF ITS TECHNOLOGY AND PRODUCT; AND (VII) THE COMPETITIVE ENVIRONMENT AND IMPACT OF TECHNOLOGICAL CHANGE. THERE IS NO GUARANTEE THAT THE DEVELOPMENT PATH FROM PHASE I TO PHASE II TO PHASE III AND SO ON WILL BE EITHER LINEAR OR SUCCESSFUL. ID BIOMEDICAL BASES ITS FORWARD-LOOKING STATEMENTS ON INFORMATION CURRENTLY AVAILABLE TO IT, AND ASSUMES NO OBLIGATION TO UPDATE THEM.


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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    ID Biomedical Corporation


                                    By:  /s/ Anthony Holler
                                       ---------------------------------------

                                    Anthony F. Holler, Chief Executive Officer

Date: December 5, 2003